Exhibit 99.2

12 July 2021

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech Strengthens Management Team

with

Appointment of Dr Dmitry Zamoryakhin as Chief Scientific Officer

Midatech Pharma PLC (AIM: MTPH; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces the appointment of Dr Dmitry Zamoryakhin as Chief Scientific Officer, a non-board role, with immediate effect.

Dr Zamoryakhin has broad experience across all phases of development of drugs and medical devices, working with regulatory authorities including the EMA, FDA, PMDA, and NMPA. Most recently, he was Chief Medical Officer of Oxford Biomedica plc (LON: OXB), having previously held positions of increasing responsibility at Grunenthal GmbH, Daiichi Sankyo Company Limited (TYO: 4568), Ono Pharmaceutical Co., Limited (TYO: 4528) and GlaxoSmithKline plc (LON:GSK, NYSE: GSK). He qualified as a doctor of medicine at Perm State Medical Academy, Russia, before earning a diploma in Pharmaceutical Medicine at PHARMED, Universite Libre de Bruxelles, and an MBA at Warwick Business School.

Dr Zamoryakhin will take over from Steve Damment, EVP R&D who, after six years with the Company, has decided to retire from full-time employment at the end of September 2021.

Commenting, Stephen Stamp, CEO and CFO of Midatech said: “I am delighted to welcome Dmitry to the Midatech team. He is a medic, was big pharma trained and has been biotech battle hardened. His breadth of experience will be invaluable as we move our Q-Sphera programmes and MTX110 through proof of concept to partnering.

“On behalf of everybody at Midatech, I should also like to express our thanks to Steve Damment for his service to the Company and, in particular, the key role he has played in championing MTX110.”

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
Rupert Dearden (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker / James Pope (Corporate Broking) Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Maxwell Colbert Tel: +1 (646) 653 7028 Email: mcolbert@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.